

Mail Stop 7010

June 15, 2007

Via U.S. Mail and Fax (215) 619-3526
Mr. Robert B. Wallace
Chief Financial Officer
Buckeye Partners, L.P.
Five TEK Park
9900 Hamilton Boulevard
Breinigsville, PA 18031

>   **Re: Buckeye Partners, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 26, 2007**
>   **File No. 1-09356**

Dear Mr. Wallace:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>   /s/ April Sifford
>
>   April Sifford
>   Branch Chief Accountant